SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in compliance with Official Letter No. 7/2020-CVM/SEP and CVM Instruction 358, of executives from the Company and the subsidiary Eletrobras Termonuclear - Eletronuclear in the following online event:

Event:	International Nuclear Energy Symposium - SIEN
Theme:	Opening Session - Socioeconomic Impact of Nuclear Recovery on Society's Life - The Nuclear Sector of the Future
Date of Realization:	10/28/2020
Time:	9h to 09h40 am (Brasília Time)
Event Link:	https://www.sienbrasil.com.br/inscreva-se *
Panelist:	Wilson Ferreira Junior – Eletrobras CEO and Leonam dos Santos Guimarães – Eletronuclear CEO

Event:	International Nuclear Energy Symposium - SIEN
Theme:	Angra 3 Panel - Panorama, Perspectives and Resume Model
Subjects to be discussed:	Angra 3 - Current situation and actions for its conclusion
Date of Realization:	10/28/2020
Time:	9h50 to 11h10 am (Brasília Time)
Event Link:	https://www.sienbrasil.com.br/inscreva-se *
Eletronuclear Position:	Technical Officer Coordinator
Panelist:	Roberto Travassos

Event:	International Nuclear Energy Symposium - SIEN
Theme:	Panel The Project of the National Center for Nuclear and Environmental Technology RBMN / CENTENA - CDTN / CNEN and the need to establish a National Repository of Low and Medium Level Radioactivity Waste.
Subjects to be discussed:	Management of low and medium level radioactive waste
Date of Realization:	10/28/2020
Time:	02h to 03h30 pm (Brasília Time)
Event Link:	https://www.sienbrasil.com.br/inscreva-se *
Eletronuclear Position:	Head of the Department of Radiological Protection
Panelist:	John Wagner Amarante dos Santos

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Event:	International Nuclear Energy Symposium - SIEN
Theme:	Panel of CNAAA Dry Storage Unit - Uàs
Subjects to be discussed:	The UAS Enterprise: main concepts, the current status of the work, schedule and main challenges.
Date of Realization:	10/28/2020
Time:	05h20 to 06h10 pm (Brasília Time)
Event Link:	https://www.sienbrasil.com.br/inscreva-se *
Eletronuclear Position:	Project Engineering Superintendent
Panelist:	Lúcio Ferrari

Event:	International Nuclear Energy Symposium - SIEN
Theme:	Angra 1 Life Extension Panel
Subjects to be discussed:	Technical aspects of the Angra 1 LTO Program, the request for renewal of the Angra 1 license and the licensing process
Date of Realization:	10/29/2020
Time:	04h to 05h30 pm (Brasília Time)
Event Link:	https://www.sienbrasil.com.br/inscreva-se *
Eletronuclear Position:	Coordinator of the Technical Board and responsible for the LTO Project
Panelist:	José Augusto Ramos do Amaral

Event:	International Nuclear Energy Symposium - SIEN
Theme:	Panel The Challenge of Communicating in the Perspective of Nuclear Expansion - The Role of Agents
Subjects to be discussed:	Government Communication Strategies for the Nuclear Sector
Date of Realization:	10/30/2020
Time:	9h40 to 11h am (Brasília Time)
Event Link:	https://www.sienbrasil.com.br/inscreva-se *
Eletronuclear Position:	Institutional Communication Superintendent
Panelist:	Marco Antônio Torres Alves

Event:	International Nuclear Energy Symposium - SIEN
Theme:	Panel Protection System to the Brazilian Nuclear Program SIPRON
Subjects to be discussed:	Subjects related to the theme. Summary of Eletronuclear's PPF and our interaction with SIPRON.
Date of Realization:	10/30/2020
Time:	11h10 to 12h am (Brasília Time)
Event Link:	https://www.sienbrasil.com.br/inscreva-se *
Eletronuclear Position:	Operation Coordination Superintendent
Panelist:	Edmundo Selvatice

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Event:	International Nuclear Energy Symposium - SIEN
Theme:	Communication Panel - How to Prepare for the Leap of Nuclear Activity
Subjects to be discussed:	Eletronuclear Communication Strategies
Date of Realization:	10/30/2020
Time:	02h to 03h30 pm (Brasília Time)
Event Link:	https://www.sienbrasil.com.br/inscreva-se *
Eletronuclear Position:	Institutional Communication Superintendent
Panelist:	Marco Antônio Torres Alves

Event:	International Nuclear Energy Symposium - SIEN
Theme:	Panel The Benefits of Radiation Technology - Socioeconomic and Environmental Impacts - Angra dos Reis Region - What has changed since the Plants
Subjects to be discussed:	How Social and Environmental Responsibility operates in the CNAAA's area of influence; Terms of Commitment and agreements signed with the municipalities of Angra dos Reis, Paraty and Rio Claro; Social Responsibility Acts; ETN's actions in combating the pandemic and volunteering.
Date of Realization:	10/302020
Time:	04h20 to 05h50 pm (Brasília Time)
Event Link:	https://www.sienbrasil.com.br/inscreva-se *
Eletronuclear Position:	Social and Environmental Responsibility Advisor
Panelist:	Ana Beatriz dos Santos Julião

* The event is open to the public and requires prior registration.

Rio de Janeiro, October 27, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.